Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Lamb Weston Holdings, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-218742 and 333-214508) on Form S-8 of Lamb Weston Holdings, Inc. of our reports dated July 25, 2018, with respect to the consolidated balance sheets of Lamb Weston Holdings, Inc. as of May 27, 2018 and May 28, 2017, and the related combined and consolidated statements of earnings, comprehensive income (loss), stockholders’ equity, and cash flows for each of the fiscal years in the three-year period ended May 27, 2018, and the related notes and consolidated financial statement schedule (collectively, the “combined and consolidated financial statements”), and the effectiveness of internal control over financial reporting as of May 27, 2018, which reports appear in the fiscal year ended May 27, 2018 annual report on Form 10-K of Lamb Weston Holdings, Inc.

/s/ KPMG LLP

Seattle, Washington
July 25, 2018